UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-43484

GOWell Energy Technology

(Translation of registrant’s name into English)

1 BULIM LANE 2 #04-51/54

648110 Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On September 25, 2026, GOWell Energy Technology (Nasdaq: GOW) issued a press release in relation to the closing of its business combination with Inflection Point Acquisition Corp. V. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2026	GOWell Energy Technology

	By:	/s/ Guillaume Borrel
		Name:	Guillaume Borrel
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	GOWell Energy Technology press release, dated September 25, 2026

3